Exhibit 99.2

Junee Limited Announces Closing of $8 Million Initial Public Offering

Hong Kong, April 19, 2024 (GLOBE NEWSWIRE) -- Junee Limited (the “Company” or “Junee”), a provider of interior design, fit-out and maintenance services in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares at a price of $4.00 per share. The ordinary shares began trading on the Nasdaq Capital Market on April 17, 2024 under the ticker symbol “JUNE”.

The Company received aggregate gross proceeds of $8 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the public offering price, less underwriting discounts.

Proceeds from the Offering will be primarily for the following: expanding service capacity, potential strategic investment and acquisitions and general working capital.

The Offering was conducted on a firm commitment basis. Spartan Capital Securities LLC acted as sole book runner and lead underwriter for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the Company, and FisherBroyles, LLP acted as U.S. counsel to Spartan Securities LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-266116) and was declared effective by the SEC on April 1, 2024. The Offering was made only by means of a final prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Spartan Capital Securities LLC, 45 Broadway, 19th Floor, New York, NY 10006, Attention: Kim Monchik by email at kmonchik@spartancapital.com, or by calling (877)772-7818. The final prospectus has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Junee Limited

Junee Limited and its wholly-owned subsidiary, OPS Interior Design Consultant Limited ("OPS HK"), provides quality interior design, fit-out and maintenance services to both residential and commercial clients in the Hong Kong interior design market. The interior design service involves preliminary consulting services, conceptualizing clients' design ideas with layout plans, and producing detailed design drawings. Fit-out work generally includes any activities making an interior space suitable for residential or commercial purposes.

OPS HK also provides a broad range of repair and maintenance services, including routine home condition upkeep services. OPS HK won the Muse Design Award in 2020, and was the given Most Valuable Companies in Hong Kong Award 2020 by Mediazone.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Junee Limited
Phone: (+852) 2780 7733
Email: juneeltd@gmail.com